

TSX: NGD   NYSE American: NGD

NEW GOLD ANNOUNCES DIRECTOR DEPARTURE

August 18, 2025 – New Gold Inc. ("New Gold" or the "Company") (TSX and NYSE American: NGD) announces the resignation of Christian Milau from the Board of Directors (the "**Board**"), effective immediately, to pursue other opportunities.

"On behalf of the Board and the team at New Gold, I would like to thank Christian for his contributions over the past year," said *Richard O'Brien, Chair of the Board. "New Gold was active during Christian's tenure, with many corporate development activities and other operational achievements, and we remain well positioned to achieve our goal of being a leading intermediate gold producer. We wish Christian all the best on his future endeavors."*

About New Gold
New Gold is a Canadian-focused intermediate mining Company with a portfolio of two core producing assets in Canada, the New Afton copper-gold mine and the Rainy River gold mine. New Gold's vision is to be the most valued intermediate gold and copper producer through profitable and responsible mining for our shareholders and stakeholders. For further information on the Company, visit **www.newgold.com**.

For further information, please contact:

Ankit Shah
Executive Vice President and Chief Strategy Officer
Direct: +1 (416) 324-6027
Email: ankit.shah@newgold.com

Brandon Throop
Director, Investor Relations
Direct: +1 (647) 264-5027
Email: brandon.throop@newgold.com